Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company
New Gold Inc.
666 Burrard Street, Suite 3110
Vancouver, British Columbia V6C 2X8

2.	Date of Material Change
July 7, 2010

3.	News Release
A news release with respect to the material change referred to in this report was issued on July 7, 2010 and subsequently filed on SEDAR and EDGAR.

4.	Summary of Material Change

On July 7, 2010, New Gold Inc. provided an update on the hearings related to the nullification of the Environmental Impact Statement at the company's Cerro San Pedro Mine, located in San Luis Potosi, Mexico.

5.	Full Description of Material Change

(All figures are in US dollars unless otherwise indicated)

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On July 7, 2010, New Gold Inc. (“New Gold”) provided an update on the hearings related to the nullification of the Environmental Impact Statement ("EIS") at the company's Cerro San Pedro Mine, located in San Luis Potosi, Mexico.

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On July 7, the Fifth Auxiliary District Court in Mexico City denied the company's appeal against the September 2009 ruling by the Federal Court of Fiscal and Administrative Justice that ordered SEMARNAT, the Mexican government's environmental regulatory agency, to cancel the company's EIS in November 2009. Although New Gold has been informed by the court that the decision is negative, the company has not yet been provided the full decision including the written reasons for the denial. As a result, the company is not presently aware of the implications this could have on the Cerro San Pedro mine which is currently fully operational. New Gold expects to receive the detailed full decision in the coming weeks. After the company has had the opportunity to review the full decision, New Gold will file an appeal with a Collegiate Appeals Court in Mexico City. In addition, the company may file an application with the Mexican Supreme Court requesting it hear the case.

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New Gold remains in continuous discussions with both SEMARNAT and PROFEPA, the Mexican government’s environmental enforcement agency, to work towards the uninterrupted operation of the Cerro San Pedro mine. The company remains steadfast in its view that the Cerro San Pedro operation complies with the highest environmental standards and should remain operational for the benefit of its local employees and the surrounding communities.

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6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.

7.	Omitted Information
Not applicable.

8.	Executive Officer
For further information, contact Susan Toews, Vice President Legal Affairs and Corporate Secretary of New Gold Inc. at (604) 639-2003.

9.	Date of Report
July 13, 2010

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this material change report, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this material change report, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form filed on March 26, 2010 and Management's Discussion and Analysis for the year ended December 31, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.